Argosy Minerals Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended September 30, 2007

(expressed in Canadian dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Corporation have been prepared by and are the responsibility of the Corporation’s management.

The Corporation’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ARGOSY MINERALS INC (An Exploration Stage Corporation) CONSOLIDATED BALANCE SHEETS (Unaudited, Prepared by Management) As at September 30, 2007 and December 31, 2006 (Expressed in Canadian Dollars)
September 30, 2007		December 31, 2006
ASSETS
Current Assets
Cash and cash equivalents	$3,605,432	$2,356,331
Accounts receivable and prepaids	8,672	17,262
	3,614,104	2,373,593
Office equipment and furniture	14,072	5,305
	$3,628,176	$2,378,898
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$116,353	$111,540
SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - 99,419,105 common shares (2006: 95,969,105)	46,917,521	44,075,384
Contributed Surplus	1,295,415	439,251
Deficit	(44,701,113)	(42,247,277)
	3,511,823	2,267,358
	$3,628,176	$2,378,898

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)
For the Three Months ended September 30, 2007 and 2006
and the Nine Months ended September 30, 2007 and 2006
		3 Months ended September 30		9 Months ended September 30
		2007	2006	2007	2006
Income:
Interest income and other		$52,937	$29,662	$97,802	$86,756
		$52,937	$29,662	$97,802	$86,756
Expenses:
Accounting and audit		1,378	3,030	13,700	18,002
Bank charges		453	360	1,466	1,436
Depreciation		1,498	2,572	6,080	8,152
Directors' fees		15,560	12,500	39,402	33,333
Foreign exchange loss		54,715	694	71,179	8,336
Insurance		(21)	877	1,685	45,595
Legal		153,117	5,966	246,455	4,643
Management and consulting fees		58,376	76,536	173,021	324,930
Office		2,789	2,863	13,467	10,292
Project assessment	Note 2	259,855	108,572	834,048	181,730
Rent		7,904	12,770	24,367	38,759
Salaries and benefits		19,823	48,152	119,939	165,638
Stock based compensation		-	-	856,164	439,251
Shareholder communications		1,153	578	22,231	25,670
Telecommunications		2,889	4,096	5,742	12,537
Transfer agent and stock exchange		35,620	14,912	85,751	35,699
Travel		(304)	44,428	36,941	114,719
		$614,805	$338,906	$2,551,638	$1,468,722
Loss for the period		$(561,868)	$(309,244)	$(2,453,836)	$(1,381,966)
Deficit, beginning of period		$(44,139,245)	$(41,684,817)	$(42,247,277)	$(40,612,095)
Deficit, end of period		$(44,701,113)	$(41,994,061)	$(44,701,113)	$(41,994,061)
Basic & Diluted Loss per
Common Share		($0.006)	($0.003)	($0.03)	($0.01)
Weighted Average Number of
Common Shares Outstanding		99,419,105	95,969,105	97,502,438	95,969,105

The accompanying notes are an integral part of these consolidated financial statements.

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended September 30, 2007 and 2006
and the Nine Months ended September 30, 2007 and 2006
	3 Months Ended Sept. 30		9 Months Ended Sept.30
Cash Provided From (Used For):	2007	2006	2007	2006
Operating Activities
Loss for the period	$(561,868)	$(309,244)	$(2,453,836)	$(1,381,966)
Adjustments for:
Depreciation	1,498	2,572	6,080	8,152
Foreign exchange (gain) / loss	44,483	(88)	60,802	461
Property option fees settled through issuance of stock	-	-	94,889	-
Stock Based Compensation	-	-	856,164	439,251
	(515,887)	(306,760)	(1,435,901)	(934,102)
Changes in Non-cash working capital
Decrease in accounts receivable & prepaids	19,876	27,368	8,590	13,334
Increase / (decrease) in accounts payable & accrued liabilities	10,912	(132,973)	4,813	(106,871)
Cash Flows from Operating Activities	(485,099)	(412,365)	(1,422,498)	(1,027,639)
Cash Flows from Investing Activities
Acquisition of Equipment	445	-	(14,847)	-
	445	-	(14,847)	-
Cash Flows from Financing Activities
Issue of Capital stock	-	-	2,747,248	-
	-	-	2,747,248	-
Foreign Exchange Gain/(Loss) on
Cash held in Foreign Currency	(44,483)	88	(60,802)	(461)
Decrease in Cash & Cash Equivalents	(529,137)	(412,277)	1,249,101	(1,028,100)
Cash & Cash Equivalents at Beginning of Period	4,134,569	3,010,292	2,356,331	3,626,115
Cash & Cash Equivalents at End of Period	$3,605,432	$2,598,015	$3,605,432	$2,598,015
Cash Paid during the Period for Interest	$-	$-	$-	$-
Cash Paid during the Period for Taxes	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended September 30, 2007 and September 30, 2006

1.

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2006 and should therefore be read in conjunction with those statements.  These notes do not include all of the information and disclosures required by GAAP for annual financial statements.  In the opinion of the Company, these unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim period presented.

2.

Project Assessment Expenditures

Project assessment expenditures consist of option fees paid on mineral properties, geological evaluation expenditures, costs incurred to engage consultants to assist with the evaluation of projects and related travel.  Project assessment expenditures for the 3 months ended September 30, 2007 consist of the following:

Consulting and travel expenses	$ 259,855
$ 259,855

3.

Capital Stock, Contributed Surplus and Stock Based Compensation

The Corporation is authorised to issue an unlimited number of common shares without par value.

Issued
	Number of
	Shares	Amount
Total issued - December 31, 2006	95,969,105	44,075,384
Issued for Cash	3,200,000	2,747,248
Issued for Property	250,000	94,889
	99,419,105	46,917,521
Contributed Surplus
Opening Balance	$439,251
Grant of Stock Options	856,164
Closing Balance	$1,295,415

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

Compensation expense of $856,164 recognised in 2007 (2006 – $439,251) on stock options granted was calculated using the Black Scholes model utilizing the following assumptions:

Risk free interest rate

4.1%

Expected life of stock options

5 years

Expected volatility

1.50-1.55

Expected dividend

Nil

Any consideration paid on the exercise of stock options is credited to capital stock.

The status of stock options granted to employees and directors as at September 30, 2007 and December 31, 2006 and the changes during the periods ended on those dates is presented below:

	September 30, 2007			December 31, 2006
		Weighted		Weighted
	Shares	Average Exercise	Shares	Average Exercise
		Price		Price
Options outstanding and exercisable
- Beginning of Year	7,100,000	$0.09	2,125,000	$0.34
Granted	2,750,000	$0.45	7,100,000	0.09
Cancelled	(2,000,000)	$0.09	(2,125,000)	0.34
Options outstanding and exercisable
- End of Period	7,850,000	$0.20	7,100,000	$0.09

All options granted in May 2007 have an exercise price of Australian $0.50 ($0.45).  The weighted average remaining contractual life of these options is 4.3 years.

4.

Financial Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, accounts receivable and prepaids and accounts payable and accrued liabilities.  Except for currency risk related to the Corporation’s cash and cash equivalents amounting to approximately A$2,828,000 (C$2,495,000) and certain accounts receivable and payable held in Australian Dollars, it is managements’ opinion that the Corporation is not exposed to significant interest rate, currency or credit risk arising from these financial instruments.  The fair value of these instruments approximates their carrying value, unless otherwise noted.

ARGOSY MINERALS INC.

(the “Corporation”)

Management Discussion and Analysis

Second Quarter Ended September 30, 2007

October 30, 2007

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from the Corporation’s unaudited consolidated financial statements for the nine month period ended September 30, 2007 and the audited consolidated financial statements for the year ended December 31, 2006 and should be read in conjunction with those statements.  This Management Discussion and Analysis has been prepared as at October 30, 2007.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Securities Exchange under the symbol AGY.

Projects

COPPER CLIFF PROJECTS – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

In May 2007, the Corporation entered into an agreement whereby it has an option to acquire a 100% interest in the Copper Cliff property comprising 16 mineral claims, covering 29.44 sq. km in Eden Township, Sudbury, Canada.  The Copper Cliff property is believed to cover a portion of the southern extension of the Copper Cliff Offset dike.

The terms of the agreement are that the Corporation will incur staged expenditures totalling $494,600 over three years with a minimum expenditure of $78,200 in the first year.  In addition, the Corporation will make staged cash payments totalling $313,200 and issue 1,000,000 fully paid shares over three years.  On execution of the agreement, the Corporation paid $33,200 and issued 250,000 fully paid shares to the vendor.  Should the Corporation exercise its option to acquire the Copper Cliff property, the vendor will retain a 3% net smelter royalty which is also subject to buy back provisions.

                            Cash Payments               Work Expenditure Commitments

2007

$53,200 ($33,200 paid)

2007

$78,200

2008

$80,000

2008

143,200

2009

120,000

2009

273,200

2010

  60,000

2010

     -

$313,200

$494,600

During the quarter, the Corporation contracted a geological consulting firm based in Ontario, Canada to conduct a review of the property and recommend a work program to be conducted on the Copper Cliff property.  The Corporation is currently evaluating those recommendations with a view to commencing an exploration program on the property.

MUSONGATI – Nickel, Cobalt, Platinum Group Metals, Burundi

Andover Resources NL (“Andover”), a wholly owned subsidiary of the Corporation acquired the Burundi Nickel Project in 1999 pursuant to a Mining Convention with the government of Burundi whereby Andover could earn an 85% interest in the project by completing a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 and by reimbursing the Burundi government for certain expenditures incurred on the Project.

Due to political instability in Burundi, the project had been subject to force majeure until May 2005 when force majeure was lifted due to improving security.

In June 2007, the Corporation filed a request for arbitration with the International Chamber of Commerce in Paris against the Government of Burundi as a result of its failure to issue Andover with an exploration licence.

LAC PANACHE & FISH CREEK PROJECTS – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

The Lac Panache Project is located some 40 kms southwest of Sudbury, in the Sudbury Mining Division, Ontario, Canada.  The project area initially comprised 43 claims containing a total of 162 claim units distributed across 4 separate blocks: Lake Panache, Brazil Lake, Little Panache and Norwest.  Subsequently, the total land area of the project was increased by a further 39 claim units in 5 claims bringing the total claim holding to 48 (consisting of 201 400m by 400m claim units) in an area of 32.2 km2.

The Corporation could have earned 100% of the projects through staged cash payments totaling $400,000 and completing staged work commitments over three years of $476,600.  On production the vendor would have retained a 3% net smelter return royalty (“NSR”).  The NSR was subject to buy-back provisions.

In early April, 2006 the Corporation entered into an agreement to acquire the Fish Creek property in Nairn Township, 50 km southwest of Sudbury.  Covering 2.88 sq. km in area, the property consists of 2 claims containing a total of 18 claim units each 400m by 400m in area.  The Corporation could have earned 100% of the project through staged cash payments totalling $100,000 and by completing staged work commitments over three years of $21,600.  On production the vendor would have retained a 3% NSR.  The NSR is subject to buy-back provisions.

During 2006, the Corporation contracted Aeroquest Limited to carry out a 323 line kilometer combined electromagnetic (“EM”) and magnetic helicopter-borne survey (AeroTEM II) across the Fish Creek project area and portions of the Lac Panache project area.  Areas flown include the Sawmill Bay prospect area on the eastern side of the main Panache block of claims, the Little Panache claims, the Brazil Lake area and the Fish Creek project area.  The primary application of the AeroTEM II system is the detection of near-surface massive sulphides.

The Corporation contracted Southern Geoscience Consultants (“SGC”) of Perth, Western Australia, to act as its geophysics consultant for the processing and interpretation of survey results.  SGC identified 15 EM conductors (anomalies) at Sawmill Bay, 1 conductor anomaly at Little Panache with a further 6 at Brazil Lake – Fish Creek

Of interest to the Corporation was a cluster of 6 EM conductors spread out along a 1.5 km area between Sawmill Bay and the southwest corner of the AeroTEM II survey area.  All but one of the conductors are sourced within the Nipissing Gabbro.  Two of the anomalies have strike lengths in excess of 200m with one of these still being open to the west.  The remaining conductors are more discrete.  All of the conductors have strong on time as well as off time responses indicating relatively high conductivity.  The position and overall strength of these conductors appeared to be consistent with a massive sulphide source.

During the quarter ended September 30, 2007 the Corporation contracted a geological consulting firm based in Ontario, Canada to conduct a detailed review of all exploration data compiled to date, including the results of the aero-magnetic survey conducted in 2006, covering the Lac Panache and Fish Creek Projects.  The results of that review determined that the anomalies identified in the aero-magnetic survey did not warrant further work.  The Corporation has consequently determined not to extend its option over the Lac Panache and Fish Creek Projects.

Outlook

Existing Projects

The Corporation is continuing with its evaluation of the Copper Cliff Project acquired in May, 2007.

New Projects

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on precious and base metals.  During the Quarter the Corporation investigated  base metal opportunities in southern Africa.

In the event that activities on the projects are greatly increased or if substantial new opportunities are pursued, the Corporation will require additional funds from the sale of equity or the sale of some or all of its projects.

Forward Looking Statements

This MD&A contains forward looking statements and information.  Such forward looking statements are based on the Corporation’s plans and expectations and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any performance or achievement expressed or implied by such forward looking statement.  See Risk Factors below.

Risk Factors

The exploration and development of mineral deposits involves significant financial risks.  The success of the Corporation will be influenced by a number of factors including financing, exploration and extraction risks, political uncertainty and regulatory issues, environmental and other regulations.

In addition, the Corporation will periodically have to raise additional funds to continue operations from the sale of equity or the sale of some or all of its projects and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The Corporation holds substantial cash and cash equivalents in Australian Dollars and consequently, is subject to significant exchange risk.

Additional risk factors relating to the Corporation’s activities are discussed in detail in its Annual Information and 20F filings.  These filings may be reviewed at www.sedar.com.

Overall Performance

September 30, 2007 and September 30, 2006

The Corporation incurred a loss of $561,868 for the quarter ended September 30, 2007 compared to a loss of $309,244 for the quarter ended September 30, 2006.  The increased loss of approximately $253,000 is mostly attributable to an increased foreign exchange loss, increased legal costs and project assessment costs of approximately $54,000, $147,000 and $151,000 respectively, as a result of the decline in the exchange rate of the Australian Dollar and the Corporation holding substantial cash and cash equivalents in Australian dollars, due to the Corporation pursuing the arbitration proceedings commenced against the government of Burundi over its failure to issue a exploration license over the Musongati Nickel project and due to the Corporation pursuing new opportunities, principally in Africa.  The increased expenditures noted above were offset by reductions in management consulting fees and salaries due to the Corporation making greater use of external consultants and due to an increase in interest income earned on increased cash balances following the capital raising completed in May 2007.

During the quarter ended September 30, 2007 cash required for operating activities amounted to $485,099 compared to $412,365 for the quarter ended September 30, 2006.  The increase in cash required for operations of approximately $73,000 resulted mainly from the increased expenditures on legal and project assessment noted above and an increase in accounts payable of approximately $11,000 in 2007 compared to a decrease of approximately $133,000 in 2006.

During the quarter, administration expenses were approximately $300,000 compared to $230,000 for the quarter ended September 30, 2006, an increase of approximately $70,000. The increase is mainly due to the increased legal costs noted above.

Results of Operations

Project Assessment

Project assessment expenditures for the quarter ended September 30, 2007 were $259,855 compared to $540,249 for the quarter ended June 30, 2007.  The difference is due to the Corporation paying option fees related to the Lac Panache, Fish Creek and Copper Cliff projects in the quarter ended June 30, 2007.

Third Quarter 2007 to Second Quarter 2007

The Corporation incurred a loss of approximately $562,000 for the quarter ended September 2007 compared to a loss of approximately $1,698,000 for the quarter ended June 30, 2007.  The difference in the loss of approximately $1,136,000 is attributable principally to stock based compensation expense and higher project assessment expenditures of $280,000 in the June quarter.

During the quarter ended September 30, 2007 cash required for operating activities amounted to $485,000 compared to $740,000 for the quarter ended June 30, 2007.

Summary of Quarterly Results

Year	2007			2006				2005
3 months ended	Sept. 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31
Canadian $ (000’s)

Interest income	53	27	18	21	30	30	27	24
Foreign exchange gain/(loss)	(55)	(18)	1	9	(1)	7	(1)	3
Total income	(2)	9	19	30	29	37	26	27
Administration expenditures	(300)	(1,167)	(179)	(236)	(230)	(776)	(273)	(260)
Project assessment, net of recoveries	(260)	(540)	(34)	(47)	(109)	(51)	(22)	(34)
Loss	(562)	(1,698)	(194)	(253)	(309)	(804)	(269)	(267)
Basic and diluted loss per common share in dollars/share	(.006)	(.02)	(.002)	(.003)	(.003)	(.008)	(.003)	(.003)

Weighted Average Number of Common Shares (000’s)	99,419	95,969

The fluctuation in income over the past eight quarters is mainly due to the recent foreign exchange losses as a result of the declining rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars offset by increased interest income in the most recent quarter earned on increased cash balances following the capital raising completed in May 2007.

Project assessment expenditures increased in the quarters ended September and June 2007 mainly due to the payment of option fees on the La Panache, Fish Creek and Copper Cliff projects in the June quarter and increased activity in assessing projects in Africa in the September quarter.

Administrative expenses increased by approximately $988,000 in the quarter ended June 30, 2007 and by $503,000 in the quarter ended June 30, 2006 compared to the immediately preceding quarters, mainly due to the inclusion of stock based compensation expense of approximately $856,000 and $439,000 respectively incurred on the granting of incentive stock options to directors and employees.

Project assessment expenditures increased in the quarter ended June 30, 2006 compared to March 31, 2006 due to the payment of project option fees on the Lac Panache and Fish Creek properties in Sudbury, Ontario.

Liquidity and Capital Resources

The Corporation's cash deposits at September 30, 2007 totaled $3,605,432 compared to $4,134,569 at June 30, 2007.  The Corporation continues to utilize its cash resources to fund project assessment activities and administrative requirements.  Aside from such cash the Corporation has no material unused sources of liquid assets.  As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

The Corporation received proceeds of $2.7 million in May through the issuance of 3,200,000 shares at a price of A$0.95 per share.  Following the capital raising the Corporation has cash balances of approximately $3.6 million and with current planned expenditures of approximately $1.5 million, has sufficient cash resources for the next 12 months.  Should the Corporation acquire new projects, increase its expenditure on existing projects or exercise its options to acquire projects currently under option it will be required to raise additional financing.

Commitments and Property Option Payments

	2007	2008	2009	2010	Total [1]

Property Payments – Copper Cliff	$ 20,000	$ 80,000	$ 120,000	$ 60,000	$ 280,000
Property Expenditure Commitments – Copper Cliff	78,200	143,200	273,200	-	494,600
	$ 98,200	$ 223,200	$ 393,200	$ 60,000	$ 774,600

1.

The Corporation may withdraw from these agreements at any time.

2.

In addition, the Corporation must issue a further 750,000 shares over the next three years as part of the option payment for Copper Cliff.

Related Party Transactions

The Corporation paid $55,211 for management fees and $22,064 for personnel and office facilities in Australia to a company controlled by a director of the Corporation.  Directors’ fees totaling $15,476 were paid to 2 directors of the Corporation.  Payments for management and consulting fees, staff and office costs and directors’ fees totaled $92,751 in the Quarter ended September 30, 2007.

Fees paid to each non-executive director do not exceed A$30,000 per annum except for the Chairman who receives fees of A$40,000 per annum.

Proposed Transactions

The Corporation is currently evaluating new opportunities.  Should it enter into agreements over any of these opportunities it may be required to make cash payments and complete work expenditure commitments.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation’s annual financial statements however, the following accounting policies require the application of management’s judgment:

Mineral property valuations – Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

Contingent Liabilities – Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the quarter ended September 30, 2007.

Financial Instruments and Other Instruments

The Corporation holds substantial cash balances in Australian dollars, which are subject to exchange rate fluctuations and could give rise to exchange losses.

Other

Capitalization

The Corporation had 99,419,105 shares outstanding at October 31, 2007.  In addition, the Corporation has 7,850,000 options outstanding of which 5,100,000 are exercisable at A $0.10 per share and expire on May 25, 2011and 2,750,000 are exercisable at A$0.50 per share and expire on May 26, 2012.

Management’s Responsibility and Oversight

The disclosures and information contained in this MD&A have been prepared by the management of the Corporation.  Management has implemented and maintained a system of controls and procedures to ensure the timeliness and accuracy of information disclosed in the MD&A.

There have been no changes in the Company’s disclosure controls and procedures during the three months ended September 30, 2007.

Internal Controls and Procedures over Financial Reporting

Management is responsible for the design of the Company’s internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

There have been no changes in the Company’s internal controls and procedures over financial reporting during the three months ended September 30, 2007.

The Corporation’s audit committee and Board of Directors review the disclosures made in the MD&A to ensure the integrity thereof.

List of Directors and Officers at Signature and Filing Date

*Peter H. Lloyd	President, Secretary and Director
Cecil R. Bond	Director
*John Maloney	Non-executive Director
Philip Thick	Non-executive Director

    *Denotes member of audit committee.

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com

Form 52-109F2 Certification of Interim Filings

I, Peter H. Lloyd, CEO and Director of Argosy Minerals Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Argosy Minerals Inc., (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:   November 14, 2007.

__________________________

Peter H. Lloyd

CEO and Director

Form 52-109F2 Certification of Interim Filings

I, Cecil Bond, Director and Acting Chief Financial Officer of Argosy Minerals Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Argosy Minerals Inc., (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:  November 14, 2007.

__________________________

Cecil R. Bond

Director and Acting CFO